# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CPI Card Group Inc., CIK 0001641614
CUSIP: 12634H200
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 10368 WEST CENTENNIAL RD, LITTLETON, Colorado (CO), 80127
Date of event which requires filing of this statement: 09/14/2026
Amends the filing with accession number 0001104659-25-122662
Filed by CIK 0002101417
Persons authorized to receive notices and communications: Nathan Murray, 401 West Georgia St, Suite 1858, Vancouver, British Columbia Canada (A1), Vancouver, 1(604)9104880

## Reporting persons
- Tricor Pacific Capital Inc. (CIK 0002101417): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,701,056; sole dispositive power 0; shared dispositive power 2,701,056; aggregate amount beneficially owned 2,701,056 (23.45% of the class)
- Tricor PMT25 Holdings Inc. (CIK 0002100843): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,701,056; sole dispositive power 0; shared dispositive power 2,701,056; aggregate amount beneficially owned 0 (23.45% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: CPI Card Group Inc.
Address of issuer's principal executive offices: 10368 WEST CENTENNIAL RD, LITTLETON, Colorado (CO), 80127
Comment: This statement relates to the Common Stock, par value $0.001 per share ("Shares"), of CPI Card Group Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 10368 W. Centennial Road, Littleton, CO 80127. The percentage ownerships reported in this Schedule 13D are computed in reliance on the Issuer's Form 10-Q for its quarter ended June 30, 2026, which stated that the Issuer had 11,520,159 outstanding shares as of June 30, 2026.

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by Tricor Pacific Capital Inc., a British Columbia corporation ("Tricor"), and Tricor PMT25 Holdings Inc., a British Columbia corporation ("Sub", and together with Tricor, the "Reporting Persons").
Residence or business address: The Reporting Persons have a business address of 401 West Georgia St, Suite 1858, Vancouver, BC V6B 5A1.
Present principal occupation or employment:
Tricor is a Family Office that holds, directly and indirectly, a portfolio of investments (including without limitation Shares of the Issuer) on behalf of Roderick R. Senft and two trusts for the benefit of him and his family members. All voting and investment decisions relating to the Issuer Shares are made by or at the direction of Tricor's board of directors, which consists of Mr. Senft and five other members. Mr. Senft disclaims beneficial ownership of the Shares.

Exhibit 99.2 hereto sets forth the information required by Instruction C to Schedule 13D regarding directors and executive officers of the Reporting Persons.

Sub is a wholly-owned subsidiary of Tricor, formed to purchase and hold the Issuer Shares. Sub is controlled by Tricor.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding, and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding, and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 14, 2026, Sub purchased from the Selling Funds (defined below) a total of 525,000 Issuer Shares (referred to here as the "Additional Shares") for $11,287,500 ($21.50 per Share), funded by Tricor's working capital. This purchase of the Additional Shares was made pursuant to a secondary offering of Shares, registered with the Commission (Registration Statement No. 333-259511).

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. On December 4, 2025, Sub purchased 1,926,056 Shares (the "Restricted Shares") in a privately negotiated transaction with two investment funds (the "Selling Funds") that held pro rata board nomination rights granted to them by the Issuer in 2015. In connection with its purchase of those Shares, Sub (i) entered into a Director Nomination Agreement with the Issuer, dated as of December 4, 2025, pursuant to which Sub received pro rata board nomination rights (based on the percentage of outstanding Shares owned) that entitled (and currently still entitle) Sub to nominate up to two directors of the Issuer (and certain rights for representation on Issuer board committees); and (ii) became a party to that certain registration rights agreement dated October 15, 2015 between the Issuer and the Selling Funds (the "Registration Rights Agreement"), pursuant to which Sub received certain registration rights as to any or all Issuer Shares owned by it from time to time. Additionally, pursuant to a Lock Up Agreement dated as of December 4, 2025 with the Issuer, Sub agreed not to sell any of the Restricted Shares during the one-year period from the date of purchase. At the time of the December 4, 2025 purchase of the Restricted Shares, the Sub also held another 250,000 Shares (the "Prior Shares") that Tricor had purchased in September 2024 and that are not subject to the Lock Up Agreement. Sub's purchase of the Additional Shares increased Tricor's beneficial ownership of Shares of the Issuer (again, not subject to the Lock Up Agreement), but there has been no change in Tricor's previously stated investment purposes in holding Shares of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Tricor and Sub reserve discretion to take other actions with respect to their investment in the Issuer as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Sub and Tricor beneficially own 2,701,056 Shares, representing 23.45% of all Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: Sub and Tricor share voting and dispositive power over the Shares.
Transactions in the class effected during the past sixty days: The description of the purchase of the Additional Shares in Item 3 is incorporated into this Item 5(c) by reference.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: For information regarding contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, see responses to Items 4 and 5, which are incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1, Joint Filing Agreement between the Reporting Parties, dated December 17, 2025
Exhibit 99.2, Schedule of Directors and Executive Officers of the Reporting Persons.

## Signatures
- Tricor Pacific Capital Inc.: /s/ Shawn Lewis, Shawn Lewis - Director (09/15/2026)
- Tricor PMT25 Holdings Inc.: /s/ Shawn Lewis, Shawn Lewis - Director (09/15/2026)